Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

DISCLOSEABLE TRANSACTION

IN RELATION TO THE LEASING OF FACTORY BUILDINGS

THE LEASE AGREEMENT

On 10 January 2024 (after trading hours), the Tenant, an indirect wholly-owned subsidiary of the Company, and the Landlord entered into the Lease Agreement in respect of the Factory Buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term.

Pursuant to IFRS 16, the entering into the Lease Agreement as tenant will require the Group to recognise the Factory Buildings as the right-of-use assets on its balance sheet, thus the Lease Agreement and the transaction contemplated thereunder will be regarded as an acquisition of asset by the Group under the Listing Rules.

As the highest applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the consideration for the acquisition of the right-of-use assets recognised by the Group pursuant to IFRS 16 is more than 5% but less than 25%, the entering into the Lease Agreement constitutes a discloseable transaction for the Company, and is subject to the reporting and announcement requirements but is exempted from the circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that on 10 January 2024 (after trading hours), the Tenant, an indirect wholly-owned subsidiary of the Company, and the Landlord entered into the Lease Agreement in respect of the Factory Buildings for the Term.

THE LEASE AGREEMENT

A summary of the principal terms of the Lease Agreement is set out below:

Date	:	10 January 2024 (after trading hours)

Parties	:	Landlord: Qingdao Leading New Building Materials Technology Co., Ltd.* (青島領軍新型建材科技有限公司); and

Tenant: Graphex (Shandong) New Energy Technologies Limited* (烯石（山東）新能源科技有限公司), an indirect wholly owned subsidiary of the Company

Factory Buildings	:	Factory buildings 5#, 6#, 7#, 8# and 11# in the Industrial Park Total gross area : Approximately 35,470.15 square meters

Term	:	an aggregate of 10 years made up of the initial term of 5 years commencing from 1 April 2024 and a subsequent term of 5 years which shall be automatically extended after expiry of the initial term

Usage	:	For the use of manufacturing high purity natural graphite anode material

Rental	:	The standard rental for the Factory Buildings shall be

RMB182.50 per square meter per annum which shall be payable at the initial rental of RMB138.70 per meter per annum for the first year and shall be increased progressively at the rate of 4.5% per annum until it gets to the standard rental at the 8th year.

The total rental payable under the Lease Agreement for the full term of 10 years is RMB58,871,806.82 (equivalent to approximately HK$65,936,423.64 at the exchange rate of RMB1.00 to HK$1.12) (exclusive of property charge, water and electricity charges, garbage charges and other outgoings) which is subject to the Adjustment below under the Lease Agreement.

Payment term	:	The rental shall be payable in advance annually in the following manner:

Rental Periods	Rental Payment due dates	Rental Amount (RMB)
For the 1st year commencing from 1 April 2024	1 April 2024	4,919,709.81
For the 2nd year	1 March 2025	5,141,096.75
For the 3rd year	1 March 2026	5,372,446.10
For the 4th year	1 March 2027	5,614,206.17
For the 5th year	1 March 2028	5,866,845.45
For the 6th year	1 March 2029	6,130,853.50
For the 7th year	1 March 2030	6,406,741.90
For the 8th year	1 March 2031	6,473,302.38
For the 9th year	1 March 2032	6,473,302.38
For the 10th year	1 March 2033	6,473,302.38

Adjustment	:	The annual rental payments are subject to the following adjustments:

(a)	the rental payments are inclusive of taxes, in the event the tax rates are being adjusted by the government, the rental payments will be adjusted accordingly; and

(b)	starting from the second year of the Term, in the event the value of the annual industrial output generated from the Factory Buildings shall be less than 70% of the designed production capacity of 20,000 metric tons per annum with total value of RMB900,000,000 (the “Capacity”), the annual rent of the Factory Buildings for the year following the year not reaching the Capacity will increase by 20% of the annual rent for the preceding year.

Deposit	:	RMB2,000,000 (equivalent to approximately HK$2,240,000 at the exchange rate of RMB1.00 to HK$1.12), of which RMB1,000,000 shall be payable within 3 days after signing of the Lease Agreement and the remaining RMB1,000,000 shall be payable on 1 April 2024.

Termination	:	Save as expressly provided, neither party may terminate the Lease Agreement prior to the expiration of the Term.

The Landlord undertakes that it shall prior to 1 April 2024 provide the Tenant with legal proof of its right to lease the Factory Buildings. In the event the Landlord failed to provide the Tenant with such legal proof or the subsequent term of the Lease Agreement could not be extended automatically, the Tenant has the right to terminate the Lease Agreement and to claim damages against the Landlord for its loss and damage.

In the event there is breach of the Lease Agreement by the Tenant (such as late payment of deposit, rent, water and electricity bills, subletting the Factory Buildings to other party, demolishing or modifying or changing the use of the Factory Buildings without authorization, carrying out illegal activities in the Factory Buildings, non-compliance with the environmental or fire regulations, or the Capacity of the industrial output cannot be reached) and the persistent breaches of the Lease Agreement by the Tenant could not be remedied within 10 days after notice of default being served by the Landlord, the Landlord may terminate the Lease Agreement and forfeit the Deposit and the Tenant shall pay to the Landlord a liquidated damages equivalent to 30% of the total rental of the Lease Agreement.

BASIS FOR DETERMINATION OF THE RENTAL

The terms of the Lease Agreement (including the rental) were determined after arm’s length negotiations between the Landlord and the Tenant, with reference to the prevailing market rentals for of similar factory premises within the Industrial Park or nearby locations.

The rental payments and other amounts payable by the Tenant under the Lease Agreement are expected to be financed by the internal resources of the Group.

INFORMATION OF THE PARTIES

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

The Landlord is one of the joint-venture parties of the Industrial Park development project. The Industrial Park, including the Factory Buildings, is currently owned by Qingdao Leader Technology Park Development Co., Limited* (青島領軍科技園開發有限公司), a wholly PRC government owned entity. The Landlord has the right to lease the Factory Buildings for a period of 5 years and the Landlord shall acquire the Factory Buildings after the 5 years lease period.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Landlord is a company established in PRC which is 50% privately owned and 50% government owned, and the ultimate beneficial owners of the 50% privately owned interest in the Landlord include Li Xiang Zu* (李香祖), Li Yu Zu* (李玉祖), Yu Hai Ping* (于海平), Jiang Mei Zhi* (江美志), Lan Lan* (蘭蘭), Qu Jun Ting* (曲峻霆) , Tang Rui Yang* (唐瑞陽), Sun Shengnan* (孫勝男) and Sun Yi Chao* (孫義超), the Landlord and its ultimate beneficial owners are Independent Third Parties.

REASONS FOR AND BENEFITS OF THE OFFER TO LEASE AGREEMENT

The principal activities of the Group are the businesses of processing and sale of graphite and graphene related products in Mainland China and landscape architecture business mainly in Hong Kong and Mainland China. In recent years, the Group has been focusing on the development of renewable energy technologies and products and has seized every development opportunity in the field of graphite materials, producing spherical graphite, lithium-ion battery anode materials, graphene, etc., and developing lithium-ion battery technology.

Reference is made to the announcement of the Company dated 19 July 2023 regarding the signing of the cooperation agreement (the “Cooperation Agreement”) between the Company and Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (the “Project”) in Nanshu Town, Laixi City, Shandong Province, the PRC. Reference is also made to the announcement of the Company dated 30 October 2023 regarding the Tenant received a letter of intent regarding the grant of banking facilities of RMB400 million for the implementation of the Project. The Board is of the view that the signing of the Leasing Agreement is part of the execution of the cooperation plan under the Project and is the proof of the support from Laixi City to the Group. It is expected that the Group’s lithium-ion battery anode material project in Laixi City will triple the Group’s production capacity of anode material when Phase 1 of the Project commences in production.

The Board considers that the leasing of the Factory Buildings plays an important role in future developing the Group’s business in processing and sale of graphite and graphene related products in Mainland China and the terms of the Lease Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

Acquisition of asset by the Company

The transaction contemplated under the Lease Agreement is regarded as an acquisition of assets under the Listing Rules. On the basis of the acquisition of right-of-use assets under the Lease Agreement, the amount recognised by the Group pursuant to IFRS 16 is approximately HK$44,800,000.

Discloseable Transaction

As the highest applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the consideration for the acquisition of the right-of-use assets recognised by the Group pursuant to IFRS 16 is more than 5% but less than 25%, the entering into the Lease Agreement constitutes a discloseable transaction for the Company, and is subject to the reporting and announcement requirements but is exempted from the circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise.

“Board”	the board of Directors

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“connected person(s)	has the meaning ascribed to it under the Listing Rules “Director(s)” the directors of the Company

“Factory Buildings”	Factory buildings 5#, 6#, 7#, 8# and 11# in the Industrial Park

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of PRC

“IFRS 16”	Means the “International Financial Reporting Standard 16 – Leases” issued by the International Accounting Standards Board, sets out the principles for the recognition, measurement, presentation and disclosure of leases

“Independent Third Party(ies)”	party(ies) who is/are independent of the Company and its connected person(s) within the meaning of the Listing Rules

“Industrial Park”	Laixi Circular Economy Industrial Park, Laixi City, Shandong Province, PRC* (中國山東省萊西市萊西循環經濟產業園)

“Landlord”	Qingdao Leading New Building Materials Technology Co., Ltd.* (青島領軍新型建材科技有限公司)

“Lease Agreement”	means the lease agreement in respect of the Factory Buildings entered into between the Landlord and the Tenant dated 10 January 2024

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of PRC and Taiwan

“RMB”	means Renminbi, the lawful currency of PRC

“Shareholder(s)”	registered holders of the shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tenant”	Graphex (Shandong) New Energy Technologies Limited* (烯石（山東）新能源科技有限公司), an indirect wholly owned subsidiary of the Company

“Term”	means the term of the Lease Agreement, being an aggregate term of 10 years made up of an initial term of 5 years commencing from 1 April 2024 and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 10 January 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

* For identification purposes

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